Exhibit 99.1

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

Non-GAAP Financial Measures

Oclaro provides supplemental non-GAAP financial measures to its investors as a complement to the most comparable GAAP measures.  The GAAP measure most directly comparable to non-GAAP operating income is operating income. The GAAP measure most directly comparable to non-GAAP net income is net income.  An explanation and reconciliation of these non-GAAP financial measures to GAAP information is set forth below.

Oclaro believes that providing non-GAAP measures to its investors, in addition to corresponding income statement measures, provides investors the benefit of viewing Oclaro’s performance using the same financial metrics that the management team uses in making many key decisions and evaluating how Oclaro’s “core operating performance” and its results of operations may look in the future. Oclaro defines “core operating performance” as its ongoing performance in the ordinary course of its operations. Items that are non-recurring or do not involve cash expenditures, such as impairment charges, income taxes, restructuring and severance programs, costs relating to specific major projects (such as acquisitions), non-cash compensation related to restricted stock and option awards, and impairment of fixed assets and inventory and related expenses, are not included in Oclaro’s view of “core operating performance.”

Management does not believe these items are reflective of Oclaro’s ongoing core operations and accordingly excludes those items from non-GAAP operating income, non-GAAP net income and also Adjusted EBITDA. Additionally, this non-GAAP measure has historically been presented by Oclaro as a complement to its most comparable GAAP measure, and Oclaro believes that the continuation of this practice increases the consistency and comparability of Oclaro’s earnings.

Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of America. Non-GAAP measures should not be considered in isolation from or as a substitute for financial information presented in accordance with generally accepted accounting principles, and may be different from non-GAAP measures used by other companies.

Adjusted EBITDA

Adjusted EBITDA is calculated as net income excluding the impact of income taxes, net interest income/expense, depreciation and amortization, net gains/losses on foreign currency transactions, as well as restructuring, acquisition and related costs, non-cash compensation related to restricted stock and option awards, and other unusual one-time charges, specifically identified in the non-GAAP reconciliation schedules set forth below. Oclaro uses Adjusted EBITDA in evaluating Oclaro’s historical and prospective cash usage, as well as its cash usage relative to its competitors. Specifically, management uses this non-GAAP measure to further understand and analyze the cash used in/generated from Oclaro’s core operations. Oclaro believes that by excluding these non-cash and non-recurring charges, more accurate expectations of its future cash needs can be assessed in addition to providing a better understanding of the actual cash used in or generated from core operations for the periods presented. Oclaro further believes that providing this information allows Oclaro’s investors greater transparency and a better understanding of Oclaro’s core cash position.

Free Cash Flow

Free cash flow is calculated as Adjusted EBITDA less capital expenditures.

Exhibit 99.1

	First Half	Second Half	First Half	Second Half	First Half	Second Half
	Fiscal 2018	Fiscal 2018	Fiscal 2017	Fiscal 2017	Fiscal 2016	Fiscal 2016
	(Thousands)
Reconciliation of GAAP operating income to non-GAAP operating income:
GAAP operating income	$50,484	$16,841	$51,341	$67,627	$580	$15,262
Stock-based compensation	7,138	7,826	5,032	6,163	4,367	3,834
Amortization of other intangible assets	306	347	485	301	501	494
Restructuring, acquisition and related (income) expense, net	969	4,358	393	(333)	38	(13)
(Gain) loss on sales of property and equipment	191	1,390	(111)	(19)	167	(135)
Excess and obsolete charges	—	3,065	—	—	—	—
Non-GAAP operating income	$59,088	$33,827	$57,140	$73,739	$5,653	$19,442

Reconciliation of GAAP net income to non-GAAP net income and Adjusted EBITDA:
GAAP net income (loss)	$45,226	$17,227	$33,618	$94,241	$(3,353)	$11,933
Stock-based compensation	7,138	7,826	5,032	6,163	4,367	3,834
Amortization of other intangible assets	306	347	485	301	501	494
Restructuring, acquisition and related (income) expense, net	969	4,358	393	(333)	38	(13)
(Gain) loss on sales of property and equipment	191	1,390	(111)	(19)	167	(135)
Excess and obsolete charges	—	3,065	—	—	—	—
Payments related to the interest make-whole charge and induced conversion expense on the convertible notes (1)	—	—	13,250	—	—	—
Other (income) expense items, net	(1,510)	(1,829)	(350)	(460)	(470)	(465)
(Gain) loss on foreign currency translation	(2,088)	(1,179)	3,842	(190)	(4)	2,366
Income tax effect (2) (3)	7,351	2,357	127	(25,881)	254	(284)
Non-GAAP net income	$57,583	$33,562	$56,286	$73,822	$1,500	$17,730
Income tax provision (benefit)	2,062	620	316	392	1,630	(751)
Interest (income) expense, net	(557)	(355)	538	(475)	2,523	2,463
Depreciation expense	13,539	15,988	9,683	11,074	7,539	8,219
Adjusted EBITDA	$72,627	$49,815	$66,823	$84,813	$13,192	$27,661

Free cash flow:
Adjusted EBITDA	$72,627	$49,815	$66,823	$84,813	$13,192	$27,661
Capital expenditures	34,565	18,588	32,569	40,117	12,129	24,051
Free cash flow	$38,062	$31,227	$34,254	$44,696	$1,063	$3,610
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(1)
Interest income (expense), net for fiscal year 2017 includes $13.3 million in make-whole and inducement expenses related to the exchange of all the Company's outstanding 6.00% Convertible Senior Notes.

(2)
Income tax provision (benefit) includes a $25.7 million benefit relating to the release of a valuation reserve on net operating losses and other net deferred tax assets in our Japan subsidiary in the second half of fiscal year 2017.

(3)
As of June 30, 2018, the Company has not completed its calculation of the impact of Public Law 115-97 on the realizability of its U.S. deferred tax assets and has, therefore elected to utilize the reporting provisions of Staff Accounting Bulletin No. 118 issued by the U.S. Securities and Exchange Commission.